Exhibit 12 (a)

BNP U.S. FUNDING L.L.C.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

For the Year Ended December 31, 2005
Net income	$ 47,494
Fixed charges:
Audit fees	51
Trustee fees	119
Administrative and consulting fees	1,195
Total fixed charges	1,365
Earnings before fixed charges	$ 48,859
Fixed charges, as above	1,365
Ratio of earnings to fixed charges	35.79